UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 23, 2018

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Notice for the Annual General Meeting of Novo Nordisk A/S Bagsværd, Denmark, 23 February 2018 – The Annual General Meeting of Novo Nordisk A/S will be held on: Thursday 22 March 2018 at 2.00 pm (CET) at Royal Arena, entrance G, Hannemanns Allé 20, 2300 Copenhagen S, Denmark. The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles is enclosed. BOARD OF DIRECTORS – PROPOSED CHANGES IN COMPOSITION All board members elected by the Annual General Meeting are up for election. Chairman of the Board of Directors Göran Ando has decided not to seek re-election at the Annual General Meeting in March 2018. The Board of Directors proposes current member of the Board of Directors Helge Lund to be elected as chairman of the Board of Directors. The Board of Directors recommends election of Helge Lund as chairman of the Board primarily due to his extensive experience within management of global companies. Helge Lund is also assessed to have the personal qualifications required to be chairman. The Board of Directors proposes re-election of the following board members elected by the Annual General Meeting: Jeppe Christiansen (vice chairman), Brian Daniels, Sylvie Grégoire, Liz Hewitt and Kasim Kutay. The Board of Directors proposes election of Andreas Fibig and Martin Mackay as new members of the Board of Directors at the Annual General Meeting. Mr Fibig is chairman of the board and chief executive officer of International Flavors & Fragrances, Inc., US, and has previously held a number of management positions with other pharmaceutical companies. The Board of Directors recommends election of Mr Fibig primarily because of his extensive global experience within biopharmaceutical companies,

Page 2 of 2

in-depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate.

Mr Mackay is former executive vice president and global head of Research and Development at Alexion Pharmaceuticals, Inc., US, and has also been head of Research & Development in both AstraZeneca plc. and Pfizer, Inc. The Board of Directors recommends election of Mr Mackay primarily because of his background as a R&D executive with extensive experience in building a pipeline, acquiring products and managing the portfolio of early-stage and late-stage projects in large international pharmaceutical companies.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:		
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com
Investors:		
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 18 / 2018

Annual General Meeting of Novo Nordisk A/S

To the shareholders of Novo Nordisk A/S February 2018 The Annual General Meeting will be held on Thursday 22 March 2018 at 2.00 pm (CET) at Royal Arena, entrance G, Hannemanns Allé 20, DK-2300 Copenhagen S, Denmark Agenda 1. The Board of Directors’ oral report on the Company’s activities in the past financial year. 2. Presentation and adoption of the statutory Annual Report 2017. 3. Approval of the remuneration of the Board of Directors for 2017 and the remuneration level for 2018. 3.1. Approval of actual remuneration for 2017. 3.2. Approval of remuneration level for 2018. 4. Resolution to distribute the profit according to the adopted statutory Annual Report 2017. 5. Election of members to the Board of Directors, inclu- ding chairman and vice chairman. 5.1. Election of chairman. 5.2. Election of vice chairman. 5.3. Election of other members to the Board of Directors. 6. Appointment of auditor. 7. Proposals from the Board of Directors: 7.1. Reduction of the Company’s B share capital by nominally DKK 10,000,000 by cancellation of B shares. 7.2. Authorisation to the Board of Directors to allow the Company to repurchase own shares. 7.3. Approval of changes to the Remuneration Principles. 8. Any other business. Elaboration of the items on the agenda Item 1: The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting. Item 2: The Board of Directors proposes that the statutory Annual Report 2017 is adopted by the Annual General Meeting. The statutory Annual Report is available on the Company’s website novonordisk.com/annualreport. Item 3.1: The Board of Directors proposes that the actual remuneration of the Board of Directors for 2017 of DKK 16,100,000 is approved by the Annual General Meeting. Reference is made to page 50 of the statutory Annual Report 2017. The actual remuneration for 2017 corresponds to the remuneration level approved by the Annual General Meeting in 2017 for the financial year 2017. Item 3.2: Based on benchmark data from major Danish companies supplemented with benchmark data from Scandinavian companies and European pharmaceutical companies which in size and complexity are similar to the Company, the Board proposes that the base fee for board members is increased from DKK 600,000 by DKK 100,000 to DKK 700,000 and, thus, that the following remuneration level for 2018 is approved by the Annual General Meeting: w The base fee for board members is DKK 700,000. w The chairman shall receive 3.00 times the base fee. w The vice chairman shall receive 2.00 times the base fee. w The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee. w The Audit Committee members shall receive 0.50 times the base fee in addition to the base fee. w The Nomination Committee chairman shall receive 0.50 times the base fee in addition to the base fee.

w The Nomination Committee members shall receive 0.25 times the base fee in addition to the base fee. w The Remuneration Committee chairman shall receive 0.50 times the base fee in addition to the base fee. w The Remuneration Committee members shall receive 0.25 times the base fee in addition to the base fee. In 2017, the Board of Directors decided to establish a temporary Research & Development Committee to assist with oversight of the research and development strategy, the pipeline and other tasks. The Research & Development Committee is expected to exist for 18-24 months. The Board of Directors proposes the following fee structure for the Research & Development Committee: w The Research & Development Committee chairman shall receive 0.50 times the base fee in addition to the base fee. w The Research & Development Committee members shall receive 0.25 times the base fee in addition to the base fee. In addition, the Board of Directors proposes to grant the following travel allowance, which is identical to the travel allowance level for 2017: w For board meetings and committee-related meetings held in the home country of the board member with five hours or more air travel, each member shall receive EUR 5,000. w For board meetings and committee-related meetings held outside the home country of the board member, but on home continent, each member shall receive EUR 5,000. w For board meetings and committee-related meetings held on another continent, than the home country of the board member each member shall receive EUR 10,000. The consequences of the above described adjustments are an estimated total increase in the remuneration level for 2018 for each board member of between 9% and 15% with an average increase per board member of 12% compared to the actual total remuneration for 2017. In addition to the above-mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to the fees. The actual remuneration of the Board of Directors for 2018 shall be approved by the Annual General Meeting in 2019. Item 4: The Board of Directors proposes that the final dividend for 2017 is DKK 4.85 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2017 of DKK 7.85 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2017 and the final dividend of DKK 4.85 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2018. The total dividend increased by 3% compared to the 2016 total dividend of DKK 7.60 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2017 corresponds to a payout ratio of 50.4%. Item 5: All board members are to be elected or re-elected each year and were most recently elected at the Annual General Meeting in 2017. Thus, the term of each of the current board members expires at the Annual General Meeting in March 2018. Item 5.1: Göran Ando does not seek re-election as member of the Board of Directors. The Board of Directors proposes election for a one-year term of Helge Lund as chairman of the Board of Directors. The Board of Directors proposes election of Helge Lund as chairman of the Board primarily due to his extensive experience within management of global companies. Helge Lund is also assessed to have the personal qualifications to be chairman. Please see appendix 1 for a further description of his qualifications. Item 5.2: The Board of Directors proposes re-election for a one-year term of Jeppe Christiansen as vice chairman of the Board of Directors. Item 5.3: The Board of Directors proposes re-election for a one-year term of the following board members elected by the Annual General Meeting: Brian Daniels, Sylvie Grégoire, Liz Hewitt and Kasim Kutay.

Page 4 • Novo Nordisk Annual General Meeting 2018 The Board of Directors proposes election for a one-year term of Andreas Fibig and Martin Mackay. The Board of Directors proposes election of Andreas Fibig as member of the Board of Directors primarily because of his extensive global experience within biopharmaceutical companies, in-depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate. The Board of Directors proposes election of Martin Mackay as member of the Board of Directors primarily because of his background as an R&D executive with extensive experience in building a pipeline, acquiring products and managing the portfolio of early-stage and late-stage projects in large international pharmaceutical companies. Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies. If the proposed candidates are elected as board members, the Board of Directors will consist of 12 members. Item 6: The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartner- selskab (‘PwC’) as the Company’s auditor. The Audit Committee has recommended the election of PwC because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global business. The recommendation from the Audit Committee has not been influenced by third parties nor subjected to any clause of a contract with a third party restricting the Annual General Meet-ing’s choice to certain auditors or audit firms. Item 7.1: The Board of Directors proposes that the Company’s B share capital is reduced from DKK 392,512,800 to DKK 382,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10,000,000 divided into 50,000,000 B shares of DKK 0.20 each equal to a nominal value of DKK 10,000,000. After reduction of the share capital, the Company’s share capital will amount to DKK 490,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 382,512,800. The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 50,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 13,765,000,000 which means that, in addition to the nominal reduction amount, DKK 13,755,000,000 has been distributed to the shareholders. The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital struc- ture flexibility. Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction: “3.1 The Company’s share capital amounts to DKK 490,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 382,512,800.” Item 7.2: The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2019. The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis. Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 49,000,000 own shares, corresponding to 10% of the share capital, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%. The authorisation shall be in place until the Annual General Meeting in 2019.

Item 7.3: The Board of Directors proposes that certain changes to the principles for remuneration of board members and executives in Novo Nordisk A/S including the general guidelines for incentive-based remuneration (the ‘Remuneration Principles’) are approved by the Annual General Meeting. The main proposed changes are the following: w Increase of the maximum possible Long-term Incentive Programme (LTIP) share allocation for the chief executive officer and the executive vice presidents from currently 12 months to 18 and 13.5 months, respectively, and in addition to include a possibility to reduce or increase the number of shares allocated by 30% depending on the ave-rage sales growth in the vesting period resulting in a total possible grant of up to 24 months for the chief executive officer and 18 months for the executive vice presidents. w An ability to wholly or partially reduce the severance payment if the executive has or takes up new employment after the expiry of the notice period. Severance payment under contracts entered into before 2017 with members of the Management Board may, however, not be reduced. The Management Board consists of all members of Executive Management and senior vice presidents. Please see the full text of the revised Remuneration Principles in Appendix 2. Additional information Majority requirements To adopt the proposal under item 7.1 of the agenda, at least two-thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two-thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association. All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association. Record date The record date is Thursday 15 March 2018. Share capital The current share capital of the Company amounts to DKK 500,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 392,512,800. Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. Participation and voting rights A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date. The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners. Participation is conditional upon the shareholder having obtained an admission card in due time. How to obtain an admission card Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 16 March 2018 end of day (CET). Admission and voting cards for the Annual General Meeting may be obtained:

w by returning the requisition form, duly completed and signed, to VP Investor Services A/S, or w by contacting VP Investor Services A/S by phone: +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using CPR/CVR number and postal code or the VP reference number. Admission cards and voting cards will be sent to the address to which the custody account is registered. For further information please see novonordisk.com/AGM. How to submit a proxy Proxies shall be submitted by Friday 16 March 2018 end of day (CET). Voting instructions by proxy may be completed and sub-mitted: w by returning the proxy form, duly completed and signed, in the envelope to VP Investor Services A/S, or w by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP-ID. For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM. From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy or a vote by correspondence in order to know the shareholders’ views on the respective items on the agenda and to ensure that the quorum requirement is met. How to vote by correspondence Shareholders may vote by correspondence no later than Wednesday 21 March 2018 at noon (CET): w by returning the voting by correspondence form, duly completed and signed, in the envelope to VP Investor Services A/S, or w by downloading a voting form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’. Electronic voting An electronic voting device (e-voter) may be used for voting at the Annual General Meeting in relation to specific agenda items. The e-voter makes it possible to conduct votes in the meeting room electronically and faster. The e-voter will be handed to the participating shareholders at the entrance. Written questions Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting. Written questions shall be sent to AGMEETING@novonordisk.com no later than Tuesday 20 March 2018 (CET). Language Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English. Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting. Webcast The Annual General Meeting will be broadcasted live by webcast in Danish and English on the Company’s website novonordisk.com. The webcast of the Annual General Meeting will also be available on the Company’s website after the Meeting. The informal Shareholders’ Meeting will be broadcasted live by webcast on the Company’s website novonordisk.com. The webcasts will only show the platform. See the Company’s personal data policy available on novonordisk.com under ‘About Novo Nordisk’ a ‘Corporate governance’ a ’Personal Data Protection’.

Information on the website

The following information is available on novonordisk.com under 'About Novo Nordisk' → 'Corporate governance' → 'General meetings and shareholders' meetings' until and including the date of the Annual General Meeting:

- Notice to convene the Annual General Meeting;
- The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;
- The documents that will be submitted at the Annual General Meeting, i.e. the statutory Annual Report 2017;
- The proposed revised Remuneration Principles;
- The proposed revised Articles of Association;
- The agenda and the complete proposals; and
- The proxy and voting by correspondence forms.

You may also request to receive a copy of the abovementioned documents by contacting the Company by phone +45 4444 8888.

Dividends

The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the statutory Annual Report 2017 pages 44-45.

Shareholders' Meeting

On Thursday 22 March 2018 at 5 pm (CET) after the Annual General Meeting, the Company will host an informal shareholders' meeting conducted primarily in Danish for its shareholders at Royal Arena, entrance G, Hannemanns Allé 20, DK-2300 Copenhagen S, Denmark.

Further information about the Shareholders' Meeting may be found on novonordisk.com/AGM.

How to get there

Public transportation to the Annual General Meeting and the Shareholders' Meeting is possible with buses (lines 4A, 33 and 500S), or with the Metro, direction Vestamager, to Ørestad Station. It takes approximately 5-10 minutes to walk from the metro station to Royal Arena.

Please notice that the entrance to the Annual General Meeting is at Royal Arena's "G" entrance. Limited parking space is available outside Royal Arena against payment while more parking space is available in the nearby public parking houses.

Information about parking in Ørestaden:
http://www.byoghavn.dk/parkering-front/parkering-orestad.aspx

The information can also be found by downloading By & Havn's parking app (Parkering Ørestad) from App Store or by getting it on Google Play.

Electronic communication

It is possible to receive Annual Reports, the quarterly update Share and notices of general meetings and shareholders' meetings electronically by email from Novo Nordisk. You may register your email address on the Investor Portal:

1. Go to novonordisk.com/investors,
2. In the menu to the left, click the link to 'Private Shareholders'
3. Locate 'Investor Portal' towards the bottom of the page and click 'read more'
4. Follow the link 'To access Novo Nordisk Investor Portal UK click here'
5. Log on the Investor Portal using your NemID or VP-ID. NemID will only be compatible if you have a Danish CPR number
6. In the menu to the left, click the link 'My Profile'
7. Confirm the already registered email address or insert a new email address and select which publications you wish to receive.

Best regards

Novo Nordisk A/S
The Board of Directors

Novo Nordisk Annual General Meeting 2018 • page 7

General considerations All shareholder-elected board members are to be elected or re-elected each year for a one-year term and the Board members were most recently elected at the Annual General Meeting in March 2017. Thus, the term for each board member expires at the Annual General Meeting in March 2018. Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company. The process of identifying and selecting suitable candi- dates for the Board of Directors, takes into account the required competences, the result of the Board of Directors’ self-assessment process and the need for integration of new expertise and diversity. The Board of Directors has established a Nomination Committee in order to enhance the process for nominating members to the Board. The Nomination Committee has five members elected by the Board from among its members. The Nomination Committee assists the Board with oversight of a) the competence profile and composition of the Board, b) nomination of members of the Board, c) nomination of members of Board committees and d) other tasks. In nominating candidates, the Nomination Committee seeks to achieve a balance between renewal and continuity. The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations. It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors. The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company. Please see the Company’s website: novonordisk.com under ‘About Novo Nordisk’ a ‘Corporate governance’ a ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors. Independence In the Danish Corporate Governance Recommendations, it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company as defined in the Danish Corporate Governance Recommendations. Two of the proposed candidates, Mr Christiansen and Mr Kutay, are not considered to be independent of the Company as Mr Christiansen holds a board position at Novo Holdings A/S and Mr Kutay is chief executive officer of Novo Holdings A/S, the majority shareholder of the Company. If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations that at least half of the board members elected by the shareholders shall be independent. In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

The individual candidates

Helge Lund

Member of the Board
Proposed elected as chairman of the Board
Member of the Audit Committee
Member of the Nomination Committee



Born October 1962
Male, Norwegian national

First elected in 2017 (please also see further below)
Member of the Audit Committee since 2017
Member of the Nomination Committee since 2017
Independent

Management duties

Operating advisor to Clayton Dubilier & Rice, US.

Member of the boards of Schlumberger Ltd., Curaçao, P/F Tjaldur, Faroe Islands, and Belron SA, Luxembourg.

Member of the board of trustees of the International Crisis Group.

Former positions

Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and chief executive officer of Statoil ASA, Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & chief executive officer of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper and shipbuilding. Prior to this Mr Lund has also held executive positions in Aker RGI ASA, Norway, an industrial holding company, and Hafslund Nycomed, Norway, an industrial group with business activities in pharmaceuticals and energy.

From 2014 to 2015 Mr Lund was a member of the Board of Directors of Novo Nordisk A/S for one year. Mr Lund was member of the board of Nokia, Finland, from 2011 to 2014.

Special competences

Extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets and significant financial knowledge.

Audit Committee

Mr Lund is designated as financial expert as defined by the US Securities and Exchange Commission (SEC). Mr Lund qualifies as an independent Audit Committee member pursuant to the US Securities Exchange Act. In addition, Mr Lund has competences in accounting and auditing as required by the Danish Act on Approved Auditors and Audit Firms.

Education

1991 MBA, INSEAD, France
1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway

Novo Nordisk Annual General Meeting 2018 • page 9

The individual candidates Management duties Senior advisor with the Boston Consulting Group and venture partner with 5AM Venture Management, LLC, both in the US. Former positions From 2000 until 2014 Dr Daniels held various management positions at Bristol-Myers Squibb Pharmaceutical group, US, most recently as senior vice president for Global Development and Medical Affairs and as a member of the senior management team. From 1996 until 2000 Dr Daniels held a series of leadership positions at Merck Research Laboratories, US. Special competences Extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas within the pharmaceutical industry, especially in the US. Education 1987 M.D., Washington University, St. Louis, US 1981 M.A. in Metabolism and Nutritional Biochemistry, Massachusetts Institute of Technology, Cambridge, US 1981 B.S. in Life Sciences, Massachusetts Institute of Technology, Cambridge, US Brian Daniels Member of the Board Member of the Research & Development Committee Born February 1959 Male, US national First elected in 2016 Most recently elected in 2017 Member of the Research & Development Committee since 2017 Independent Management duties Chief executive officer of Fondsmæglerselskabet Maj Invest A/S, Maj Invest Holding A/S and Emlika ApS, all in Denmark. Mr Christiansen is a member of the executive management of Maj Invest Equity A/S, Denmark. Mr Christiansen is chairman of Haldor Topsøe A/S and vice chairman of Maj Bank A/S, both in Denmark. Member of the boards of Novo Holdings A/S, KIRKBI A/S and Symphogen A/S, all in Denmark. Further, Mr Christiansen is a member of the board of governors of Det Kgl. Vajsenhus, Denmark, and adjunct professor, Department of Finance at Copenhagen Business School, Denmark. Former positions Mr Christiansen was chief executive officer of LD Pensions, Denmark, from 2005 until 2009. Prior to that Mr Christiansen was executive director in Danske Bank A/S, Denmark, from 1999 until 2004 with responsibility for group equity business and corporate international banking. From 1988 until 1999, Mr Christiansen worked for LD Pensions, first as a fund manager and later as a deputy director with responsibility for the equity business. Special competences Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective. Education 1985 M.Sc. in Economics, University of Copenhagen, Denmark Jeppe Christiansen Vice chairman of the Board Chairman of the Remuneration Committee Born November 1959 Male, Danish national First elected in 2013 Most recently elected in 2017 Vice chairman since 2013 Remuneration Committee chairman since 2017 (member since 2015) Not independent

The individual candidates Sylvie Grégoire Member of the Board Member of the Audit Committee Member of the Research & Development Committee Born November 1961 Female, Canadian and US national First elected in 2015 Most recently elected in 2017 Audit Committee member since 2015 Research & Development Committee member since 2017 Independent Management duties Chairman of the board of Corvidia Therapeutics Inc., US. Member of the boards of Vifor Pharma Ltd., Switzerland, and Perkin Elmer Inc., US. Former positions Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was executive chairman of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004. From 1995 until 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of eight years. Special competences Deep knowledge of the regulatory environment in both the US and the EU, having experience with all phases of the product life cycle including discovery, registration, pre-launch and managing the life cycle while on the market. In addition, she has financial insight, including into P&L responsibility. Education 1986 Pharmacy Doctorate degree, State University of NY at Buffalo, US 1984 B.A. in Pharmacy, Laval University, Canada 1980 Science College degree, Seminaire de Sherbrooke, Canada Andreas Fibig Proposed elected as member of the Board Born February 1962 Male, German national Independent Management duties Chairman of the board and chief executive officer of International Flavors & Fragrances, Inc., based in the US. Member of the board of Bunge Ltd., US, where Mr Fibig is member of both the audit committee and the finance and risk policy committee. Member of the board of the German American Chamber of Commerce and executive director of the World Council for Sustainable Development. Former positions From 2008 to 2014, Mr Fibig was president and chairman of the board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US Pharmaceutical Operations from 2007 to 2008; and as president of Latin America, Africa and Middle East from 2003 to 2007. Prior to that, Mr Fibig served as market company president at Pharmacia Corporation in Germany from 2000 to 2003. From 1984 until 1999, Mr Fibig held a series of leadership positions at Boehringer Ingelheim GmbH, Germany. Special competences Extensive global experience within biopharmaceutical companies, in-depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate. Education 1982 Degree in Marketing, Berlin School of Economics, Germany

The individual candidates

Liz Hewitt

Member of the Board
Chairman of the Audit Committee
Member of the Nomination Committee



Born November 1956
Female, UK national

First elected in 2012
Most recently elected in 2017
Audit Committee chairman since 2015 (member since 2012)
Nomination Committee member since 2013
Independent

Management duties

Member of the boards of Savills plc and Melrose Industries plc, where she is also chairman of both audit committees, both in the UK.
External member of the House of Lords Commission, UK, and chair of the audit committee.

Former positions

From 2004 to 2011, Ms Hewitt was group director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of the risk committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as director of corporate affairs, when she was a member of the risk committee and a trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK, and Gartmore Investment Management Ltd., UK.

Special competences

Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee

Ms Hewitt is designated as financial expert as defined by the US Securities and Exchange Commission (SEC). Ms Hewitt qualifies as an independent Audit Committee member pursuant to the US Securities Exchange Act. In addition, Ms Hewitt has competences in accounting and auditing as required by the Danish Act on Approved Auditors and Audit Firms.

Education

1982 Chartered Accountant FCA
1977 BSc (Econ Hons), University College in London, UK

Kasim Kutay

Member of the Board
Member of the Nomination Committee
Member of the Remuneration Committee



Born May 1965
Male, UK national

First elected in 2017
Member of the Nomination Committee since 2017
Member of the Remuneration Committee since 2017
Not independent

Management duties

Chief executive officer of Novo Holdings A/S, Denmark.

Member of the boards of Novozymes A/S, Denmark, and ConvaTec plc, UK.

Former positions

From 2009 to 2016, Mr Kutay was managing director, co-head of Europe and member of the global management committee of Moelis & Co., UK. From 2007 to 2009, Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007, Mr Kutay held a number of positions at Morgan Stanley, UK, including chairman of the European Healthcare Group. Mr Kutay was member of the board of trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the board of governors from 2006 to 2011 and the investment committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK.

Special competences

Extensive experience as financial advisor to the pharmaceutical, biotechnology and medical device industries. Has advised healthcare companies on an international basis including companies based in Europe, the US, Japan and India.

Education

1987 M.Sc. in Economics, London School of Economics, UK
1986 B.Sc. in Economics, London School of Economics, UK

Page 12 • Novo Nordisk Annual General Meeting 2018

The individual candidates Martin Mackay Proposed elected as member of the Board Born April 1956 Male, US national Independent Management duties Member of the board of Charles River Laboratories International, Inc., US. Former positions From 2013 to 2017, Mr Mackay was executive vice president and global head of Research and Development at Alexion Pharmaceuticals, Inc., US. From 2010 to 2013, Mr Mackay was president of Global Research and Development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within Research and Development. During the period from 1998 to 2014, Mr Mackay was visiting professor at the Department of Pharmacy at King’s College, London, and at the Department of Biomedical Sciences at the University of Lincoln, both in the UK. Prior to that, Mr Mackay served from 1986 to 1995 as head of a number of departments at Ciba-Geigy Pharmaceuticals, UK and Switzerland. From 1983 to 1986, Mr Mackay served as a research fellow at the Department of Molecular Biology at the University of Edinburgh, UK. From 1979 to 1980, Mr Mackay served as a microbiologist at the Chemotherapeutic Research Center at Beecham Pharmaceuticals, UK. Special competences R&D executive with extensive experience in building a pipe- line, acquiring products and managing the portfolio of early-stage and late-stage projects in large international pharmaceutical companies. Education 1979 BSc (First Class Honours) in Microbiology, Heriot-Watt University, Edinburgh, UK 1984 Doctorate/Ph.D., University of Edinburgh, UK

Employee representatives

Employee representatives are elected for a four-year term by the employees in Novo Nordisk A/S in Denmark. The term for the current employee representatives will expire in March 2018. The election of employee representatives will be conducted in February 2018 and the employee representatives will take office on the day of the Annual General Meeting.

The current employee representatives are listed below.

Liselotte Hyveled

Member of the Board (employee representative)
Member of the Research & Development Committee



Born January 1966
Female, Danish national

First and most recently elected in 2014
Member of the Research & Development Committee since 2017

Current position

Senior facilitator in Business Assurance.

Management duties

Member of the board of RSP Systems A/S, Denmark.

Education

2011 Master of Medical Business Strategies from Copenhagen Business School, Denmark
1992 Master of Science (Pharm) from Copenhagen University, Denmark
2018 Certified board programme diploma from Copenhagen Business School, Denmark

Anne Marie Kverneland

Member of the Board (employee representative)
Member of the Remuneration Committee



Born July 1956
Female, Danish national

First elected in 2000
Most recently elected in 2014
Member of the Remuneration Committee since 2017

Current position

Laboratory technician and full-time union representative.

Management duties

Member of the board of the Novo Nordisk Foundation, Denmark.

Education

1980 Degree in medical laboratory technology, Copenhagen University Hospital, Denmark

Søren Thuesen Pedersen

Member of the Board (employee representative)
Member of the Nomination Committee



Born December 1964
Male, Danish national

First elected in 2006
Most recently elected in 2014
Member of the Nomination Committee since 2017

Current position

External Affairs director in Quality Intelligence and Inspections.

Management duties

Member of the boards of HOFOR A/S, HOFOR Forsyning Holding P/S, HOFOR Forsyning Komplementar A/S and HOFOR Forsyning A/S (all Copenhagen Utilities), Denmark.

Education

1988 BSc in Chemical Engineering, Engineering Academy of Denmark

Stig Strøbæk

Member of the Board (employee representative)
Member of the Audit Committee



Born January 1964
Male, Danish national

First elected in 1998
Most recently elected in 2014
Member of the Audit Committee since 2013

Current position

Electrician and full-time union representative.

Education

2003 Diploma in further training for board members, the Danish Employees' Capital Pension Fund (LD)
1984 Diploma in electrical engineering

Page 14 • Novo Nordisk Annual General Meeting 2018

Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S (‘Remuneration Principles’)1,2 1 In Section 4 of the Recommendations on Corporate Governance designated by Nasdaq Copenhagen referred to as “remuneration policy”. 2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act. The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders. 1. The Board of Directors 1.1 Process The Board of Directors reviews board fees annually based on recommendations from the Remuneration Committee. When preparing its recommendation, the Remuneration Committee will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation. The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item. 1.2 Size Each board member shall receive a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee. Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and the other Audit Committee members receive 0.5 times the base fee. Service on the Nomination Committee entitles board members to an additional fee: the Nomination Committee chairman receives 0.5 times the base fee and the other Nomination Committee members receive 0.25 times the base fee. Service on the Remuneration Committee entitles board members to an additional fee: the Remuneration Committee chairman receives 0.5 times the base fee and the other Remuneration Committee members receive 0.25 times the base fee. Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report. 1.3 Social security taxes Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee. 1.4 Travel allowance All board members are paid a fixed travel allowance when travelling to board meetings or committee related meet- ings. No travel allowance is paid to board members when no travel is required to attend board meetings or committee related meetings. The travel allowance will be disclosed in the Annual Report. 1.5 Expenses Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed. 1.6 Incentive programmes Board members are not offered stock options, warrants or participation in other incentive schemes.

2. Executive Management

Executive Management includes all the executives registered as executives with the Danish Business Authority.

2.1 Process

Executive remuneration is proposed by the Remuneration Committee and subsequently approved by the Board.

2.2 Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives on an international assignment at the request of the company, the remuneration package is generally based on an equalized host country net salary during the length of the assignment.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company's performance.

The Short-term incentive programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term incentive programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement. Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3 Size of the components

The fixed base salary accounts for approximately ~~25~~15% to ~~50~~35% of the total value of the remuneration package. The interval states the span between "maximum performance" and "on-target-performance".

In addition to the fixed base salary, the executives may be eligible for variable incentive-based remuneration consisting of 1) a STIP, and 2) a LTIP. The STIP may result in a maximum payout per year equal to 12 months' fixed base salary plus pension contribution. The LTIP may result in a maximum ~~grant~~share allocation per year equal to 24~~12~~ months' fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 36~~24~~ months' fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company's vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4 Incentive programmes

1. Short-term incentive programme (STIP)

The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined func-

Page 16 • Novo Nordisk Annual General Meeting 2018

tional and individual business targets for each member of Executive Management. The STIP for each ~~participating member~~executive cannot exceed an amount equal to 12 months' fixed base salary plus pension contribution per year. The Board of Directors determines at the beginning of each year the maximum STIP for each ~~participating member~~executive for the given year. The calculation of the STIP – if any – for a year is typically based on the salary in December. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash-based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year.

STIP is subject to recovery or 'claw-back' by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive. Claw-back in relation to the STIP is possible up to 12 months after the actual payment of the cash-based incentive.

2. Long-term incentive programme (LTIP)

Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of economic value creation as compared to the budgeted performance for the year and on sales compared to the budgeted target for the year.

Aligned with Novo Nordisk's long-term financial targets, the calculation of economic value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC)-based return requirement on average invested capital.

~~A proportion of the calculated economic value creation is allocated to a pool for Executive Management and other members of the Senior Management Board. The Senior Management Board consists of all members of Executive Management and senior vice presidents.~~

For members of Executive Management the ~~pool~~LTIP operates with a yearly maximum share allocation per ~~participant~~executive equal to ~~12~~18 months' fixed base salary plus pension contribution for the chief executive officer and 13.5 months' fixed base salary plus pension contribution for the executive vice presidents. The Board of Directors determines at the beginning of each year the maximum allocation per ~~participant~~executive for the given year. Further, the Board of Directors identifies a number of significant research and development projects and key sustainability projects and ~~T~~the ~~pool~~allocation per executive may, subject to the Board of Directors' assessment, be reduced in case of lower-than-planned performance on these ~~significant~~ research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates. Finally, the Board of Directors determines the expected average annual sales growth which shall be used as basis when finally calculating the size of the allocation at the end of the three-year vesting period given that the allocation can be reduced or increased by up to 30% depending on the average sales growth in the three-year vesting period.

Once the ~~pool~~allocation per executive has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on Nasdaq Copenhagen in the open trading window following the release of financial results for the year prior to the relevant ~~bonus~~performance year; ie in the open trading window immediately following the Board of Directors' approval of the programme.

The shares are ~~in the pool~~ allocated to the ~~participants prorated~~executives according to their base salary as per 1 April in ~~any given year~~the performance year.

The shares allocated per executive~~in the pool~~ for a given year will be locked up for three years before they are transferred to the ~~participants, including Executive Management~~individual executive. If an ~~participant~~executive resigns during the ~~lock-up~~vesting period, his or her allocated shares will be removed~~ from the pool~~.

Novo Nordisk Annual General Meeting 2018 • page 17

~~In the lock-up period the Board of Directors may remove shares from the pool in the event of lower-than- planned economic creation and/or sales during such lock-up period, eg if the economic profit or sales fall below a predefined threshold.~~At the end of the vesting period the allocation of shares will be reduced or increased by up to 30% depending on whether the actual average annual sales growth in the three-year vesting period is lower or higher compared to the expected average annual sales growth. The allocation cannot exceed 24 months' fixed base salary plus pension contribution for the chief executive officer and 18 months' fixed base salary plus pension contribution for the executive vice presidents.

In the ~~lock-up~~vesting period the market value of the ~~pool~~allocated shares per executive will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of ~~participants including Executive Management~~the executives with those of shareholders.

No dividends are paid on allocated shares ~~in the bonus pool~~ in the ~~lock-up~~vesting period and the allocated shares ~~in the bonus pool~~ are administered as part of Novo Nordisk's holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or 'claw-back' by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by an ~~participant~~executive. Claw back in relation to the LTIP is possible up to 12 months after the release of the shares to the ~~participants~~executives (ie four years after allocation).

2.5 Pension

The pension contribution is up to 25% of the fixed base salary including bonus.

2.6 Other benefits

Executives receive non-monetary benefits such as company cars, phones etc. Executives on international assignments may receive relocation benefits. Such benefits are approved by the Board by delegation of powers to the Remuneration Committee. The Remuneration Committee informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, eg employee share purchase programmes.

2.7 Termination of employment

Novo Nordisk may terminate the employment of an executive by giving 12 months' notice. Executives may terminate their employment by giving Novo Nordisk six months' notice.

2.8 Severance payment

In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months' fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months' fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months' fixed base salary plus pension contribution.

With regard to severance payment, the employment contracts entered into before 2008 exceed the 24-month limit described above. The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months' fixed base salary plus pension contributions.

The severance payment may be reduced if the executive has or takes up new employment after the expiry of the notice period. A reduction has among other things to take into consideration the size of severance payment and the remuneration related to the new employment. Severance payment under contracts entered into before 2017 with members of the Management Board may, however, not be reduced. The Management Board consists of all members of Executive Management and senior vice presidents.

Page 18 • Novo Nordisk Annual General Meeting 2018

2.9 Sign-on arrangement The Board of Directors may when recruiting new executives who are not employed by Novo Nordisk at the time of employment grant a sign-on arrangement in the form of cash payment or share incentive programme. 2.10 Shareholding requirements for Executive Management To further align the interests of the shareholders and Executive Management the Cchief Eexecutive Oofficer should hold Novo Nordisk A/S B shares corresponding to 2 times the annual gross salary and the Eexecutive Vvice Ppresidents should hold shares corresponding to 1 time the annual gross salary. The Board of Directors may grant exemption to this requirement, eg in connection with a promotion to Cchief Eexecutive Oofficer or Eexecutive Vvice Ppresident. 3. Overview The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management. Board of Directors Executive Management Fixed fee/base salary Yes Yes Fee for committee work Yes No Fee for ad hoc tasks Yes No STIP (Short-term incentive programme) No Up to 12 months’ fixed base salary plus pension contribution per year LTIP (Long-term incentive programme) No Up to 1812 months’ fixed base salary plus pension contribution per year for the chief executive officer and 13.5 months’ fixed base salary plus pension contribution per year for the executive vice presidents with the possibility to reduce or increase the number of shares allocated by 30% depending on the average sales growth in the vesting period. Pension No Up to 25% of fixed base salary and, STIP and LTIP Travel allowance and other expenses Yes Executive Management receives a minor travel allowance equal to that of all other Denmark-based employeesNo Other benefits No As approved by the Board by delegation of powers to the Remuneration Committee Severance payment No Based on tenure of employment, 12–24 months’ fixed base salary plus pension contribution. However, for employment contracts entered into before 2008 such payment would be 12–36 months’ fixed base salary plus pension contribution.

Novo Nordisk A/S Novo Allé DK-2880 Bagsværd Denmark novonordisk.com Hotline: +45 4444 8888 E-mail: AGMeeting@novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 23, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer